MIGENIX Inc. BC Research Complex 3650 Wesbrook Mall Vancouver, BC V6S 2L2 Canada
|NEWS RELEASE|

FOR IMMEDIATE RELEASE

MIGENIX Completes Enrollment of Celgosivir (MX-3253) Phase IIb HCV Combination Study

Vancouver, BC, CANADA & San Diego, CA, USA – June 15, 2006 – MIGENIX Inc. (TSX: MGI; OTC: MGIFF), a clinical-stage developer of drugs for infectious and degenerative diseases, has completed enrollment in a Phase IIb study of celgosivir (MX-3253) in combination with PEG-INTRON® (peginterferon alfa-2b), and PEGETRONTM (peginterferon alfa-2b plus ribavirin) for the treatment of hepatitis C virus (HCV) infection in genotype 1 patients who were non-responders or partial responders to previous treatment with pegylated interferon-based therapy.  A total of 57 subjects have been enrolled.  The subjects will be treated for 12 weeks and results are expected to be available in October 2006.  This study is being supported in part through an agreement with Schering-Plough.

AnnKatrin Petersen, M.D., Vice President of Clinical Development for MIGENIX commented, “With 57 patients enrolled, this study is well-powered to detect a treatment effect as measured by the change in mean viral load over a 12-week treatment period. This proof-of-concept study in conjunction with our planned viral kinetic study in naïve patients will provide substantial information about the benefit of celgosivir in combination with peginterferon alfa-2b, with and/or without ribavirin in the treatment of HCV”

Jim DeMesa, M.D., President and CEO of MIGENIX added, “During the next 12 months we expect results from two Phase II studies of celgosivir in the treatment of HCV patients and a pivotal Phase III study of CPI-226 in the prevention of catheter-related infections.  These clinical results, along with the progress we are making in advancing several pipeline programs, provide us many value-driving opportunities for the future.”

About Celgosivir

Celgosivir is an alpha-glucosidase I inhibitor and is currently the only oral anti-HCV drug in clinical development that acts on host-directed glycosylation. In preclinical studies, celgosivir has demonstrated strong synergy with interferon-alpha (with or without ribavirin) and other drugs in development for the treatment of HCV (e.g. polymerase inhibitors) and has the potential to be included as part of a combination therapeutic approach to improve efficacy.

About the Phase IIb Combination Study in HCV Non-Responder/Partial Responder Patients

The Phase IIb study is designed to determine over 12 weeks of treatment the efficacy, safety, and tolerability of celgosivir in combination with PEG-INTRON® (peginterferon alfa-2b), and PEGETRONTM (peginterferon alfa-2b plus ribavirin), in HCV-positive (genotype 1) patients who were non-responders or partial responders to previous treatment with pegylated interferon-based therapy. The study is a randomized, multi-center, active-controlled, 12 week evaluation of celgosivir in three treatment arms (up to 20 patients in each treatment arm): (i) celgosivir plus PEGETRONTM (3-way combination); (ii) celgosivir plus PEG-INTRON® (2-way combination); and (iii) placebo plus peginterferon alfa-2b plus ribavirin (control).  A total of 57 subjects have been enrolled into the study.  The Phase IIb study is supported in part through an agreement with Schering-Plough Corporation. Schering-Plough is contributing (a) the supply of PEG-INTRON® and PEGETRONTM and (b) certain technical and laboratory support and other services for the studies.  In addition, the agreement grants Schering-Plough limited periods of exclusivity for data review following the clinical trial results and for the negotiation of a license agreement.

About HCV

HCV, the most common chronic blood-borne infection in the United States, causes inflammation of the liver and may progress to more serious complications such as cirrhosis of the liver, liver cancer and death. Approximately 2.7 million people in the United States are chronically infected with HCV, and the Centers for Disease Control and Prevention (CDC) estimates that by the year 2010, the number of deaths attributed annually to HCV could surpass that due to HIV/AIDS in the US.  Worldwide, the World

MIGENIX Inc. – NEWS RELEASE – June 15, 2006                                                            Page 2 of 2

Health Organization estimates that 170 million individuals have chronic HCV infection, with 3 to 4 million new infections each year.

Therapy for HCV currently employs a drug combination approach, which is anticipated to continue in the future. The current standard of care for chronic hepatitis C is pegylated interferon combined with ribavirin, which fails to provide a satisfactory outcome for approximately 50% of patients infected with HCV genotype 1.  In addition, these drugs can cause significant side effects that limit tolerance to therapy, or a frequent lack of sustained treatment response.

About MIGENIX

MIGENIX is committed to advancing therapy, improving health, and enriching life by developing and commercializing drugs in the areas of infectious and degenerative diseases. The Company's clinical programs include drug candidates for the treatment of chronic hepatitis C infections (Phase II), the prevention of catheter-related infections (Phase III), the treatment of neurodegenerative diseases (Phase I) and the treatment of acne (Phase II). MIGENIX is headquartered in Vancouver, British Columbia, Canada with US operations in San Diego, California. Additional information can be found at www.migenix.com.

“Jim DeMesa”

James M. DeMesa, M.D.

President & CEO

CONTACTS

Art Ayres MIGENIX Inc. Tel: (604) 221-9666 Ext. 233 aayres@migenix.com	Dian Griesel, Ph.D. Investor Relations Group Tel: (212) 825-3210 Theproteam@aol.com

FORWARD-LOOKING STATEMENTS

Certain statements in this news release contain forward-looking statements or information under applicable Canadian and United States securities legislation. All statements or information other than statements of historical fact may be deemed to be forward-looking statements or information. Forward-looking statements frequently, but not always, use the words “intends”, “plans”, “believes”, “anticipates” or “expects” or similar words; that events “will”, “may”, “could” or “should” occur; and/or include statements or information concerning our strategies, goals, plans and expectations. Forward-looking statements or information in this news release include, but are not limited to statements or information concerning: results from the celgosivir Phase IIb combination study in non-responder and partial responder HCV infected patients being available in October 2006; and during the next 12 months having results from two Phase II studies of celgosivir in the treatment of HCV patients and from a pivotal Phase III study of CPI-226 in the prevention of catheter-related infections. We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements or information and you should not place undue reliance on our forward-looking statements or information. Factors that could cause actual events or results expressed or implied by such forward looking statements to differ materially from any future results expressed or implied by such statements or information include, but are not limited to: uncertainties related to early stage of technology and product development; dependence on corporate collaborations; uncertainties as to future expense levels and the possibility of unanticipated costs or expenses or cost overruns, the possibility that opportunities will arise that require more cash than presently anticipated and other uncertainties related to predictions of future cash requirements; uncertainties as to the requirement that a drug be found to be safe and effective after extensive clinical trials and the possibility that the results of such trials, if commenced and completed, will not establish the safety or efficacy of our products; risks relating to requirements for approvals by government agencies such as the FDA and/or Health Canada before products can be tested in clinical trials and ultimately marketed; the possibility that such government agency approvals will not be obtained in a timely manner or at all or will be conditioned in a manner that would impair our ability to advance development and/or market the product successfully; management of growth; dependence on key personnel; the possibility that we will not successfully develop any products; the possibility that advances by competitors will cause our proposed products not to be viable, the risk that our patents could be invalidated or narrowed in scope by judicial actions or that our technology could infringe the patent or other intellectual property rights of third parties; the possibility that any products successfully developed by us will not achieve market acceptance; and other risks and uncertainties which may not be described herein. Certain of these factors and other factors are described in detail in the Company's Annual Information Form and Annual Report on Form 20-F and other filings with the Canadian securities regulatory authorities and the U.S. Securities & Exchange Commission. Forward-looking statements are based on our current expectations and MIGENIX assumes no obligations to update such information to reflect later events or developments.

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